Exhibit 99.5

COGENT Realty Advisors, LLC
Valuation, Consultation, Due Diligence
Appraisal of
Post Ridge Apartments
595 Hicks Road
Nashville, TN 37221

March 21, 2011
Mr. Trent Johnson
Vice President
Concap Equities, Inc.
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Appraisal of Post Ridge Apartments
595 Hicks Road
Nashville, Tennessee 37221
Dear Mr. Johnson:
Cogent Realty Advisors, LLC (“CRA”) has completed an appraisal of the above-referenced property as requested by our February 11, 2011 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of February 17, 2011, the date the property was inspected by the appraiser. The report has been prepared for Concap Equities, Inc., for client’s use in asset evaluation and financial reporting purposes.
Situated as noted above, the subject property consists of a 26.64-acre site improved with a 150-unit garden-style apartment complex containing 223,340 square feet of rentable area. Additional site improvements include outdoor swimming pool, playground, BBQ grills, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Post Ridge Apartments, is classified as a Class B/C apartment community by local market standards. The property, originally developed in 1973, is operating at stabilized occupancy and is in average physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of February 17, 2011, is:
NINE MILLION FOUR HUNDRED THOUSAND DOLLARS
($9,400,000)
This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Trent Johnson	March 21, 2011
Concap Equities, Inc.	Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,

COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Associate

Post Ridge Apartments	March 21, 2011
Nashville, Tennessee	Page i
TABLE OF CONTENTS

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iv
Subject Property Photographs & Maps	v

PREMISES OF THE APPRAISAL
Summary of Salient Facts and Conclusions	1
Property Identification	3
Sales History	3
Purpose and Scope of the Appraisal	3
Definition of Value	4
Property Rights Appraised	4
Intended Use and User of the Appraisal and Reporting	4
Exposure and Marketing Periods	4

PRESENTATION OF DATA
Regional and Area Analysis	6
Neighborhood Analysis	9
Site Analysis	12
Improvement Analysis	16
Real Estate Assessments and Taxes	20

MARKET ANALYSIS
Apartment Market Analysis	22
Market Rent Analysis	25

ANALYSIS OF DATA AND CONCLUSIONS
Highest and Best Use	35
Valuation Process	37
Income Capitalization Approach	39
Sales Comparison Approach	47
Reconciliation and Final Value Conclusion	54

ADDENDA
Additional Subject Property Photographs
Floor Plans
Improved Sales Photographs
Appraiser Qualifications
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Nashville, Tennessee	Page ii
CERTIFICATE OF APPRAISAL
We, Steven J. Goldberg, MAI, CCIM and Robert T. Don, certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation and the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
Robert T. Don made a personal inspection of the property that is the subject of this appraisal on February 17, 2011. Steven J. Goldberg, MAI made an exterior inspection of the subject property on March 10, 2011.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have extensive experience in the appraisal of similar properties.
As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.
As of the date of this report, Robert T. Don has completed the Standards and Ethics Education Requirement of the Appraisal Institute for Associate Members.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
We have not appraised or provided other services relative to the subject property in the past three years.
No one other than the undersigned assisted in the preparation of this appraisal report.
Steven Goldberg, MAI has been issued a temporary appraiser practice permit by the State of Tennessee to conduct an appraisal of the subject property (Permit #56100).
Robert T. Don has been issued a temporary appraiser practice permit by the State of Tennessee to conduct an appraisal of the subject property (Permit #56101).

COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Associate
COGENT Realty Advisors, LLC

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Nashville, Tennessee	Page iii
BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	Responsible ownership and competent property management are assumed.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
COGENT Realty Advisors, LLC

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15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS
1.	We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size and other details pertaining to the existing improvements.
2.	Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the units not inspected are representative of similar condition and layout as the inspected units.
3.	The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical and structural systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.
COGENT Realty Advisors, LLC

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Nashville, Tennessee	Page v
SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
Interior view of typical unit
COGENT Realty Advisors, LLC

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REGIONAL MAP
NEIGHBORHOOD MAP
COGENT Realty Advisors, LLC

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Nashville, Tennessee	Page 1
SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	February 17, 2011

Date of Inspection	February 17, 2011

Property Name	Post Ridge Apartments

Property Address	595 Hicks Road Nashville, Tennessee 37221

Property Location	Southwest corner of Sawyer Brown and Hicks Road, approximately one-quarter mile south of I-40, in the Bellevue neighborhood of Nashville, Davidson County, Tennessee. The property is generally situated in the southwestern portion of the Nashville metropolitan region, approximately 13 miles southwest of the Nashville Central Business District.

Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of February 17, 2011, free and clear of mortgage financing. The appraisal was prepared for ConCap Equities, Inc. to provide a valuation of the property for client’s use in asset evaluation and financial reporting purposes.

Site Size	Irregular shaped site that contains a total of 26.64 ± acres

Zoning	R-15, Multi-Family Residential District by Davidson County

Improvements	The subject property consists of a 26.64-acre site improved with a 150-unit garden-style apartment complex containing 223,340 square feet of rentable area. Additional site improvements include outdoor swimming pool, playground, BBQ grills, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Post Ridge Apartments, is classified as a Class B/C apartment community by local market standards. The property, originally developed in 1973, is operating at slightly below stabilized occupancy and is in average physical condition in comparison to substitute properties of similar age and characteristics.

Tax Identification	128-00-0-099.00 (Davidson County Property Appraiser’s Office)

Total 2010 “Certified” Appraised Value	$6,200,000; $2,480,000 Assessed Value

Highest and Best Use
As If Vacant	Eventual multifamily development
As Improved	Continued use of the existing improvements
COGENT Realty Advisors, LLC

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Nashville, Tennessee	Page 2
VALUATION INDICATIONS

Income Capitalization
Stabilized NOI	$679,166
Cap Rate	7.25%
Capitalized Value	$9,400,000
Value per Unit	$62,667
Value per Sq Ft	$42.09

Sales Comparison	$9,000,000
Value per Unit	$60,000
Value per Sq Ft	$40.30

Cost Approach	N/A

APPRAISED VALUE	$9,400,000
COGENT Realty Advisors, LLC

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Nashville, Tennessee	Page 3
PREMISES OF THE APPRAISAL

Identification	The subject property consists of a 26.64 ±-acre site improved with a 150-unit apartment complex known as Post Ridge Apartments.

The physical address of the property is 595 Hicks Road, Davidson County, Tennessee. The subject property is located in the Bellevue neighborhood of metropolitan Nashville, approximately 13 miles southwest of the Nashville Central Business District.

The subject property is indentified by the Davidson County Property Appraiser as Tax Parcel Number 128-00-0-099.00.

Sales History of the Subject Property	According to public records, ownership of the subject property is vested in Post Ridge Associates, Ltd. We are not aware of any arms length transfers of ownership within the three-year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal	The purpose of the appraisal is to estimate the market value of the subject property free and clear of mortgage financing as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:
1.	Inspected the subject property and its environs.

2.	Reviewed demographic and other socioeconomic trends pertaining to the city and region.

3.	Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

4.	Investigated lease and sale transactions involving comparable properties in the influencing market.

5.	Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6.	Utilized appropriate appraisal methodology to derive estimates of value.

7.	Reconciled the estimates of value into a single value conclusion.
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Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

The most probable price which a specified interest in real property is likely to bring under all of the following conditions:
1.	Consummation of a sale occurs as of a specified date.

2.	An open and competitive market exists for the property interest appraised.

3.	The buyer and seller are each acting prudently and knowledgably.

4.	The price is not affected by undue stimulus.

5.	The buyer and seller are typically motivated.

6.	Both parties are acting in what they consider their best interest.

7.	Marketing efforts were adequate and a reasonable time was allowed for exposure in the open market.

8.	Payment was made in cash, in U.S. dollars or in terms of financial arrangements comparable thereto.

9.	The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Intended Use and Intended User	The intended user of this report is Concap Equities, Inc., the general partner of the entity that owns the subject property. It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.

Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open
COGENT Realty Advisors, LLC

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Nashville, Tennessee	Page 5

market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, as:
•	The time a property remains on the market.

•	The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties. Although marketing times increased over the past couple of years as a result of economic conditions, market fundamentals for apartment properties and overall economic conditions have begun to improve over the past few quarters resulting in an increase in investor demand, transaction activity and resulting decline in marketing times for most types of good quality commercial real estate investments.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Korpacz Real Estate Investor Survey Fourth Quarter 2010, which indicates that marketing times for apartment properties in the national market range from 1 to 18 months. The average marketing time equates to 6.29 months, down from 8.86 months reported one year ago. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
COGENT Realty Advisors, LLC

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REGIONAL AND AREA ANALYSIS

Introduction	Real estate values reflect the influence of four primary forces that motivate human activity; social trends, economic conditions, governmental policies and environmental factors. The purpose of the city data synopsis is to describe and analyze the area within which the interactions of the four major forces influence properties similar to the subject. This section will further analyze past trends for insight into possible future trends affecting the value of real estate.

The subject property is located within the Nashville-Davidson-Murfreesboro-Franklin Tennessee Metropolitan Statistical Area (MSA), a 13-county area covering more than 6,800 square miles. The MSA is nationally ranked 38th in population size. Nashville is the principal city of the MSA.

Nashville, centrally located in the State of Tennessee is approximately 210 miles east of Memphis, 190 miles north of Birmingham, AL, and 150 south of Louisville, KY.

Relevant socioeconomic characteristics of the area include the following: population, income, employment, transportation, and quality of life issues.

Population	According to the U.S Census Bureau, the Nashville-Davidson-Murfreesboro-Franklin Tennessee MSA had a 2009 population of 1,582,264. All of the counties within the Nashville MSA experienced positive population growth from 2000 to 2009. According to ProximityOne.com, the populating growth for the Nashville-Davidson-Murfreesboro-Franklin Tennessee MSA is projected to increase to 1,990,370 by 2020, or a 25.8% increase between 2009 and 2020. The following table illustrates the population statistics for the Nashville-Davidson-Murfreesboro-Franklin Tennessee MSA.
HISTORICAL POPULATION TRENDS

			% Change
	2000	2009	2000-2009

Nashville MSA	1,311,789	1,582,264	20.6%
Cannon County	12,826	13,860	8.1%
Cheatham County	35,912	39,876	11.0%
Davidson County	569,892	635,710	11.5%
Dickson County	43,156	48,230	11.8%
Hickman County	22,295	23,805	6.8%
Macon County	20,386	22,057	8.2%
Robertson County	54,434	66,581	22.3%
Rutherford County	182,023	257,048	41.2%
Smith County	17,712	19,201	8.4%
Sumner County	130,448	158,759	21.7%
Trousdale County	7,259	7,922	9.1%
Williamson County	126,638	176,836	39.6%
Wilson County	88,806	112,377	26.5%

Source: U.S Census Bureau
COGENT Realty Advisors, LLC

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Economy	The Nashville-Davidson-Murfreesboro-Franklin Tennessee MSA boasts a diversified economy with several sectors leading the employment base, including healthcare, education, publishing and music recording. Tourism, related to the music entertainment industry has historically played a major role in the Nashville economy. Telecommunications, biotechnology, and other high tech industries are rapidly growing segments of the local economy. Major employers in the area include Vanderbilt University, State of Tennessee, United States Government, Metro Nashville- Davidson County School District, St. Thomas Health Services, Metropolitan Government of Nashville and Davidson County, Nissan North America, and HCA.

The following table illustrates the Nashville-Davidson-Murfreesboro-Franklin Tennessee MSA historical employment trends.
NASHVILLE MSA EMPLOYMENT TRENDS

	Employment		Unemployment
Date	Total	% Change Year Ago	% Rate	Basis Points Change Year Ago

2005	719,865	2.5%	4.5	0
2006	743,779	3.3%	4.2	-30
2007	754,462	1.4%	4.1	-10
2008	755,195	0.1%	5.8	170
2009	722,214	-4.4%	9.3	350
2010	746,645	3.4%	8.1	-120

Source: U.S. Bureau of Labor Statistics

The unemployment rate in the Nashville-Davidson-Murfreesboro-Franklin Tennessee MSA has been generally lower to that of the State of Tennessee. This trend has continued through to present day. Beginning in 2008, as the national economy began to slip into a recession, the unemployment rates in Tennessee, as well as the Nashville-Davidson-Murfreesboro-Franklin Tennessee MSA have generally been lower than the US national average rates.

Total employment stands at approximately 746,645 workers for the Nashville-Davidson-Murfreesboro-Franklin Tennessee MSA. The local MSA unemployment rate of 8.1 percent as of YE 2010 was lower than the state and national unemployment rate of approximately 9.4%. The majority of the MSA workforce is employed in the Leisure and Hospitality sector. Other major employment sectors include Trade, Transportation and Utilities.

According to an annual economic forecast produced for the governor of the State by the Center for Business and Economic Research at the University of Tennessee, un-employment is expected to decline this year but not recover its pre-recession level until 2014. The report calls 2010 a “roller coaster” year with initial economic progress slowing midyear only to pick up again toward the end. The third quarter produced a year-over-year gain in employment and the unemployment rate fell to 9.4 percent by the close of 2010. The year wasn’t great, but it was a far cry from the possible 11 percent some were predicting at the end of 2009. The report projects an unemployment rate of 9.1 in 2011 and 8.8 in 2010. It warns that the unemployment rate will remain above its pre-recession low
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Nashville, Tennessee	Page 8

through the end of the decade. There are several reasons for that. For one, many people “in Tennessee and across the country will remain `structurally unemployed’ because their skill set does not match the requirements of employers,” according to the report. “Ongoing economic restructuring means the emergence of new products and services along with new jobs and occupations. Many of the jobs in greatest demand today simply did not exist 10 years ago within Tennessee.

Transportation	The Nashville International Airport is a joint civil-military airport in southeastern Nashville. The Airport served nearly 10 million passengers and 79,000 tons of cargo in 2008.

Major thoroughfares in the area include Interstate Highways 40, 65 and 24, providing excellent regional highway access, with linkages to nearby Memphis, TN, Louisville, KY, and Birmingham, AL. Other major state roadways include Briley Parkway (SH 155), I-440, and SH 100, providing links to the region’s primary arterial highways.

The Nashville Metropolitan Transit Authority (NMTA) operates a fixed route bus system throughout the greater Nashville area, serving the city of Nashville and Davidson County. Outside Davidson County the NMTA collaborates with the Regional Transportation Authority to provide express bus service along select routes.

Conclusion	The employment sectors in the MSA are generally diverse. The largest employment sectors being Government and Education, followed by Trade, Transportation and Utilities, and Professional and Business Services. Several years of declining workforce and escalating unemployment rates have had negative influences on the region. However, recent improvements in the unemployment rate, have analysts hopeful that an economic recovery is underway.

Much of the Nashville MSA economy is diversified with an educated workforce and the prospect for the MSA’s recovery is good. Long term, many believe that the regional economy will outperform that of the nation.

Based on this analysis, it is anticipated that the Nashville region should perform better than many areas within the state and most parts of the country. Long term, the region should experience growth and increasing property values.
COGENT Realty Advisors, LLC

Post Ridge Apartments	March 21, 2011
Nashville, Tennessee	Page 9
NEIGHBORHOOD ANALYSIS

Introduction	The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses”. A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use”. A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Location	The subject property is situated just south of I-40, north of SH 1, along the west side of Hicks Road. The location is within the Bellevue neighborhood of Nashville, Davidson County. This places the subject approximately 13 miles southwest of the Nashville Central Business District.

The subject’s neighborhood may be defined as the land area within the boundaries of I-40 to the west and north, Harpeth River to the south, and Old Hickory Boulevard to the east. The land uses within the defined neighborhood are complementary and best characterized as a suburbanized residential district with supporting retail and commercial uses. The subject property is situated in the southwest sector of the defined neighborhood boundaries.

Land uses	The subject neighborhood consists of a mixture of mature and recently developed residential areas with supporting commercial and neighborhood support facilities nearby. Commercial uses are situated primarily along the frontage of the arterial roadways and some secondary thoroughfares. The area is a suburban commuter neighborhood of metropolitan Nashville. Many residents commute the 20 minute drive time to the Nashville Central Business District.

The single-family component comprises approximately 70% of the neighborhood’s land use. The single family housing stock in the immediate area is of average to good quality and appears to have been built from the late 1960s through the early 1990s. The subject neighborhood is a mature area that has proven to be a desirable residential location as a result of its central location along I-40 with close proximity to the city center of Nashville, regional transportation routes, employment centers, community services and entertainment venues.

Multifamily housing comprises approximately 20% of the neighborhood’s land use. Competitive multifamily projects are situated throughout the subject neighborhood, primarily along the heavier traveled streets. Primarily developed in the 1970s through 1990s the quality and condition of the multifamily housing is considered average. Typical competitive developments consist of two-story garden-style buildings with average community and unit amenities.
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Nashville, Tennessee	Page 10

Commercial uses consist primarily of retail strip shopping centers, commercial buildings, auto service and sales facilities and restaurants located along SH 1.

The largest retail development in the immediate area consists of Bellevue Center Mall. Purchased by Bellevue Development, LLC on December 10, 2007, mortgage financing was secured to redevelop the site into a retail lifestyle center. The main structure of the Bellevue Center Mall is now completely vacant except for one anchor store, Sears. Though plans to redevelop the mall were approved by local government, no construction activity was noted nor is it known for sure when the redevelopment will begin. Currently it is owned by Inland Western Real Estate Trust. The Bellevue Center Mall reportedly suffered from increased competition from newer more upscale malls that were recently developed in the market (Mall at Green Hills and Cool Springs Galleria).

Access	Primary access to the subject neighborhood is provided by I-40 which interchanges with SH 1 approximately one mile southwest of the subject property. SH 1 (also known as the Memphis-Bristol Highway) is the main commercial corridor through Bellevue. Approximately one mile east of the subject property is Old Hickory Boulevard. This divided highway traverses north-south, interchanging with I-40 to the north. The Nashville International Airport is approximately 22 miles east of the neighborhood.

Schools/ Services	The neighborhood is located within the Metropolitan Nashville-Davidson County School District and is locally served by the Harpeth Valley Elementary, Bellevue Middle School and Hillwood High Schools. Several private schools are located within the Bellevue neighborhood.

Community services in the neighborhood include police and fire protection provided by Davidson County. All utility services are available in the neighborhood. Regional medical facilities are conveniently located throughout the Nashville-Davidson County metropolitan area and easily accessible from the subject’s neighborhood.

Demographics	The following table is a summary of the key demographic trends within a three-mile radius of the subject property. The data indicates that the population and household incomes of the area is forecasted to increase at moderate rates over the next five years.
SUMMARY OF DEMOGRAPHIC TRENDS

	2000	2010	2015 Projection

Population	35,697	39,349	42,023
Households	15,709	17,240	18,339
Median Age	36.1	38.1	38.1
Median Hsld. Income	$55,824	$75,272	$86,065
Per Capita Income	$32,265	$42,553	$46,852
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Conclusion	In summary, the subject neighborhood is a centrally located, stable and established residential area that offers good access to other parts of the metropolitan area. The neighborhood is adequately serviced by public utilities, services and community facilities. There appears to be no detrimental influences upon the neighborhood which would inhibit the income-producing capabilities of the subject property. The long-term prospects for the neighborhood and the subject property are positive.
NEIGHBORHOOD AERIAL PHOTOGRAPH
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Nashville, Tennessee	Page 12
SITE ANALYSIS

Location	The physical address of the property is 595 Hicks Road, Nashville, Tennessee 37221.

The subject property is situated at the southwest corner of Sawyer Brown and Hicks Road, just south of I-40, approximately one mile northeast of the US 1/I-40 interchange in the Bellevue neighborhood of Nashville, Davidson County. This places the subject approximately 13 miles southwest of the Nashville Central Business District.

Site Area	The total land area equates to 26.64 ± acres, or approximately 1,160,438 square feet.

Street Frontage	The subject site is afforded with an adequate amount of frontage along the south side of Sawyer Brown Road and the west side of Hicks Road.

Accessibility/Visibility	Ingress and egress to the property is via two access points from the west right-of-way of Hicks Road. At the subject property, Hicks Road is a two-lane roadway which is situated below-grade with the subject property. Only a small portion of the development is visible to passing traffic.

Topography	The site is steeply sloping and situated above grade with the bounding streets and adjoining properties. In 2010 the region experienced heavy rainfall and flooding. During this time a steeply sloping portion of the site failed and slid. Extensive corrective measures to backfill and re-stabilize the affected area was undertaken and reportedly completed. No structural damage reportedly occurred to any of the nearby buildings during the slide.

It is specifically assumed for purposes of this report that no adverse soils conditions and site stability issues affect the subject property. No soils reports or engineering studies were provided to the appraisers in conjunction with this report. If additional details are required, we recommend that a qualified soil/structural engineer be retained.

Shape	The parcel is irregular in shape. The size, shape, and configuration of the subject property provide a functional layout, which is similar to competitors.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on asphalt paved drives and surface lots. Building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	According to FEMA Flood Insurance Rate Map 47037C0308, dated April 20, 2001, the subject property is situated in Zone X, a designation
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Nashville, Tennessee	Page 13

which is outside the 500-year flood zone and flood hazard insurance is typically not required.

Zoning	The subject site is currently zoned RM-15, Multiple Family Dwelling District by Davidson County. The RM-15 zoning district is intended primarily for moderately high-intensity multifamily residential structures. Multifamily is the intended and permitted use.
SUMMARY OF RM-15 ZONING DISTRICT REQUIREMENTS

Minimum Lot Area	10,000 SF
Maximum Density	15 Units Per Acre
Maximum F.A.R.	0.75
Minimum Rear Setback	20 Feet
Minimum Side Setback	10 Feet
Maximum Height	20 Feet
Parking Requirement	1 space per bedroom up to 2 bedrooms
0.5 spaces for each additional bedroom

The subject property, built to a density of 6 units per acre, well below the current maximum allowed density. With respect to on-site parking the subject property appears to meet local zoning requirements.

Easements and Encroachments	Although we were not provided a current title report to review, we are not aware of any easements, encumbrances, or restrictions that would adversely affect the use of the site. A title search is recommended to determine whether any adverse conditions exist. We are not aware of any type of development moratorium that would affect the property.

No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review.

Improvements	There are 21 apartment buildings, and a free-standing one-story building housing the on-site management/leasing office. Additional improvements include an outdoor swimming pool, playground, asphalt paved surface parking areas and internal paved drives with surface parking.

Conclusions	The site attributes are well suited for the existing development and use.
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Nashville, Tennessee	Page 14
PLAT MAP
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Nashville, Tennessee	Page 15
AERIAL PHOTOGRAPH OF SUBJECT
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Nashville, Tennessee	Page 16
IMPROVEMENT ANALYSIS

Year Built/Renovated	The subject property was originally constructed in 1973 as a garden-style apartment complex.

Layout & Configuration	The complex consists of a total of 150 apartment units within 21 two-story residential buildings. The buildings have exterior access to individual apartments. The buildings are sited along internal drives that are integrated with the parking and landscape areas. The total net rentable area of the property equates to 223,340 square feet, which suggests an average unit size of 1,489 square feet.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.
UNIT MIX AND FLOOR AREAS

Unit Type	Floor Plan	Mix	Size (SF)	Total Area

2Bedroom/2Bath	2A20	56	1,375	77,000
2Bedroom/2.5Bath	2A25	21	1,280	26,880
2Bedroom/3Bath	2A30	24	1,580	37,920
3Bedroom/2Bath	3A20	24	1,550	37,200
3Bedroom/2.5Bath	3A25	12	1,550	18,600
3Bedroom/3Bath	3A30	13	1,980	25,740

Totals/Average		150	1,489	223,340

Source: Client provided rent roll data; compiled by CRA

The property contains 101 two-bedroom apartments and 49 three-bedroom apartments. As of the date of inspection, on site management indicated a physical occupancy of 96.0%.

Floor Plans	As indicated, the property offers a variety of two and three-bedroom floor plans, which is typical of the market. Each floor plan provides a living room off of an entry foyer, a dining room off the kitchen and bedroom(s) with ample access to the bath(s). The floor plan includes traditional flats and 2- and 3-level townhome floor plans.

EXTERIOR
Structure	The foundations are reinforced concrete slabs, on grade. The building structure is wood.

Exteriors	Wood siding and trim with brick veneer.

Floors	The floors are assumed to be light weight concrete with carpet or vinyl covering. The ceiling height is approximately 8 feet with some vaulted ceilings.

Windows	Individual unit windows are single pane glass set in aluminum frames. Entry doors are metal set in metal frames. Sliding glass doors provide access to the porches or balconies.

Roof	The buildings have flat roofs with composition shingle covered mansards.
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Nashville, Tennessee	Page 17

INTERIOR FINISHES
Walls and Ceilings	Textured and painted drywall.

Flooring	Wall-to-wall carpeting throughout except for sheet vinyl in bathrooms, kitchens and unit entry areas.

Kitchens	Updated appliance package consisting of a refrigerator/freezer, electric range with oven, microwave, dishwasher and garbage disposal. Cabinets are painted wood.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Wet areas have ceramic tile surround.

MECHANICAL SYSTEMS HVAC	Air and heat is provided by individual split systems with exterior condensers. Tenants are responsible for their own utility charges. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by an individual electric water heater. Water and sewer charges are billed to tenants separately by the property based on a separate billing system.

Fire Protection	The property does not have fire sprinklers, however, there are battery operated smoke/fire detectors. This is typical for this vintage property in the market.

Security	Each unit may be wired for security monitoring at Tenant’s discretion and expense.

ANCILLARY AREAS
Storage Spaces	No additional storage lockers are provided.

Loading Facilities	Tenant moving occurs from the parking lot. The internal drives are accessible to moving vans.

Landscaping	Landscaping is adequate and consists of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings.

Parking	The internal drives incorporate the surface parking lots. There appears to be an adequate number of parking spaces provided. The drives and parking lots are asphalt paved.

Amenities	Amenities include outdoor swimming pool, playground, and barbecue area.

FF&E Personal Property	The subject property has office furnishings and equipment for the staff at the management/leasing office, furnishings in the clubrooms and various chairs and tables for the pool decks. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.
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Nashville, Tennessee	Page 18

CONDITION/MAINTENANCE
Exterior	Average condition. Overall maintenance appears adequate.

Roof	Good condition. No roof leaks were reported.

Interiors	Average condition. Overall maintenance appears adequate.

Common Area Amenities	Average condition. Overall maintenance appears adequate.

Sidewalks & Paving	Average condition. Overall maintenance appears adequate with patching and repairs to areas of the site.

Landscaping	Average condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review. The current improvements were originally constructed in 1973 and therefore may have components which contain lead based paint and/or asbestos.

Conversations with onsite management indicate that various building components do in fact contain asbestos containing materials. As a result, the subject property has historically incurred higher than market standard maintenance expenses to mitigate asbestos containing materials when performing repairs to affected areas.

As previously indicated, our estimate of market value does not take into account the cost of remediating adverse environmental conditions. We have however provided for an annual expense estimate (as discussed within the expense analysis within the Income Capitalization Approach section of this report) to continue with the mitigation method of conducting repairs to affected areas of the property.

As we are not experts in environmental conditions, an inspection by a properly licensed and or certified environmental consultant is recommended to ascertain the extent of contamination and the costs associated with removal of the asbestos-containing materials and/or ongoing mitigation of building components that require routine repairs. It should be noted that if the annual cost of ongoing mitigation as determined by an environmental expert differs significantly from the expense estimate utilized by the appraisers in the valuation pro forma (titled therein as “environmental costs”), the concluded market value may be directly impacted and subject to change.

ELEMENTS OF DEPRECIATION	Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The Davidson County Property Appraiser records indicate that the subject improvements were originally constructed in 1973. The overall physical condition is average, with adequate maintenance levels.
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Nashville, Tennessee	Page 19

Physical deterioration is primarily limited to general aging and normal wear and tear. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 38 years. The effective age is estimated to be slightly less than the actual age of the improvements as a result of ongoing routine maintenance conducted over the years. The effective age is estimated at approximately 30 to 35 years suggesting a remaining economic life of 15 to 20 years.

Capital Improvements	A review of the subject operating statements and budget indicate that an adequate amount of capital expenditures are spent annually so as to maintain the habitability of the apartments. No extra-ordinary future expenditures were reported or observed to be required.

Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with traditional garden style apartment complexes. The property operates at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site-specific external obsolescence was noted. Adjacent properties and nearby uses benefit the subject property. However, external obsolescence attributable to current market conditions may be applicable.

Conclusions	The subject improvements are in physical condition, have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
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Nashville, Tennessee	Page 20
REAL ESTATE ASSESSMENT AND TAXES

Assessor’s Identification	The subject property is identified by the Davison County Property Appraiser by Tax Parcel Identification Number 128-00-0-099.00

Overview	Real property taxes are based on multiplying the “Assessed Value”, which is 40% of the “Appraised Value” as determined by the Davidson County Property Appraiser, and the Tax Rate, which is determined by municipal, county administration, county school board budgets, several other taxing districts/authorities and also several bond issues.

Property appraisals are established during periodic reappraisal programs using current real estate values on a 4 year cycle. Between reappraisals, the Assessor’s appraisals generally remain constant, with the exception of instances where the property has changed (new buildings, additions, demolitions, etc.). In addition to assessing new construction annually, the Assessor’s office performs a systematic field review of a portion of the county each year so that during a reappraisal cycle all parcels of property are reviewed. Changes to the property discovered during review may be added to, or subtracted from the property value between reappraisals, but with the appraised value based on the previous reappraisal program.

The tax year is based on a calendar year, payable in arrears. The FMV is supposed to reflect total property value as of January 1 of each year. The Tax Rate is typically determined after the assessments have been finalized in May and prior to billing in September. Tax payments are due October 1st and without penalty by February 28th of the following year.

The assessor can use all three of the standard appraisal methods to establish an equitable Market Value. Although a property’s assessment is not automatically changed upon sale, the sales price would be considered and included in the general market pricing trend during subsequent revaluations. The assessor has the authority to re-evaluate property annually.

Assessments	The subject’s total 2010 appraised value of $6,200,000 is a 4.6% decline from the 2009 appraised value ($6,500,000). The subject property is scheduled for a reappraisal by the district in 2014. The subject’s appraised value is appropriately aligned with the assessments exhibited by similar properties within the vicinity. Within the State of Tennessee commercial property taxes are based on 40% of the appraised value (referred to as Assessed Value). Therefore the subject property’s current Assessed Value is $2,480,000.

Property Tax Abatement	The subject property does not participate in any property tax abatement programs.
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Nashville, Tennessee	Page 21

Tax Rate	Tax rates have remained relatively stable reflecting modest declines over the past several years. This trend, however, is in part related to the general increases experienced on assessed values throughout the county. In light of recent declines in economic and market conditions, rates are expected to begin increasing as assessed values have begun to decline.

According to the subject’s on-line tax notice, dated March 3, 2011, the combined 2010 tax millage rate for all applicable taxing authorities in Davidson County was 3.560 per $100, resulting in a tax expense of $88,288.

Franchise Fee Tax	In the State of Tennessee a franchise tax is levied for the privilege of doing business in the State. The tax is based on the greater of net worth or the book value of real or tangible personal property owned or used in Tennessee. For this purpose net worth or property values at the end of the taxable period are used. The tax rate is $0.25 per $100 of assessed value. In our analysis, we have included this assessment as part of the property tax rate that is used to calculate the tax expense for the subject property. Based on the subject’s current assessment of $2,480,000, the franchise fee tax is estimated to be $6,200 ($2,480,000/$100 x 0.25).

Real Estate Tax Projection	The value concluded for the property in this appraisal is reasonably aligned with the current assessment. And not adjustment to the assessed value is warranted.

Adjusting the 2010 millage rate for inflationary growth, a first-year tax rate of 3.66680/$100 is estimated. To this rate we have added the franchise fee tax of 0.250/$100, resulting in an total tax rate of 3.91680/$100. Applying this rate to the previously discussed estimated assessment of $2,480,000, results in a tax expense of $97,100 (rounded) is estimated for the subject property.
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Nashville, Tennessee	Page 22
APARTMENT MARKET ANALYSIS

Introduction	The following apartment market analysis is designed to provide the reader an understanding of the Nashville area apartment market and the local submarket within which the subject property competes. The publications and data utilized by the appraisers include Marcus & Millichap Research Services (Fourth Quarter 2010) and RED Capital Group (Third Quarter 2010 and 1st Quarter 2011).

Local Market Overview	Apartment operations in Nashville are firming quickly due to a dearth of available housing options boosting apartment owners’ ability to withdraw concessions and raise rents more aggressively. The housing shortage will remain amplified over the next several months as job growth accelerates and new-home construction is measured.

In Smyrna, Nissan plans to add up to 1,300 jobs at its vehicle plant and adjacent battery factory to facilitate production of the Leaf electric car. A hotel project in the initial planning stages in Midtown could also generate hundreds of new positions, supporting local apartment operations. Owners in these two areas already boast the lowest vacancy rates in the metro, and conditions will tighten further in 2011.

While operations remain strongest in the most desirable areas as renters move up to previously unaffordable units, signs of a more broad-based recovery under way have emerged. In the three least expensive areas of the metro, vacancy has retreated by an average of 260 basis points over the past year. Two pre-dominate investment strategies will define the Nashville investment market into the first half of 2011. Risk-averse buyers are targeting stabilized properties with strong operating histories. Agency financing is available for these assets if less than 10 percent vacant. Cap rates average in the low-8 percent range and should remain in this area as long as interest rates stay low.

At the other end of the quality spectrum, some local buyers are seeking REO properties in value-add plays. These investors are purchasing at low per-door prices, performing light renovations and firming occupancy with plans to dispose of the assets when they meet Fannie Mae or Freddie Mac financing criteria. As more transactions occur, price recovery will become more apparent, encouraging owners to list properties that fall between these two extremes.

Vacancy	Apartment vacancy fell to 7.5 percent in the third quarter 2010, an improvement of 210 basis points since the beginning of 2010. In the third quarter 2010, vacancy plummeted 130 basis points as pent-up demand was released. Class A properties were the primary beneficiary of rising apartment demand in the third quarter. Vacancy in the segment decreased 160 basis points in the period to 7.6 percent. In the Class B/C segment, apartment vacancy declined 100 basis points to 7.4 percent in the third quarter 2010. Year to date, lower-tier vacancy has fallen 240 basis points from a cyclical high of 9.8 percent. The outlook is positive, as job growth catalyzes apartment demand, vacancy is projected to fall, and a
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projected 1.5 percent increase in inventory in 2011 will likely keep vacancy in the mid-7 percent range.

Rental Rates	Asking rents in the third quarter 2010 were $751 per month and effective rents climbed to $704 per month, year-to-date gains of 1.2 percent and 2.5 percent, respectively. Apartment owners moved quickly in late 2010 to withdraw concessions when apartment demand turned positive.

Pricing power is much stronger at the top of the Nashville apartment market. Class A asking rents increased 1.7 percent to $894 per month in the first nine months of 2010, while Class B/C asking rents ticked up 0.6 percent.

After peaking at nearly four weeks of free rent, concessions retreated to 23 days of free rent in the third quarter 2010. Owners shaved another day from leasing incentives by year end. The outlook is for continued decreases in leasing incentives.

Sales Trends	Apartment transactions slowed 13 percent in the most recent 12-month period; however, buyers are coming off of the sidelines. Approximately 60 percent of local transactions were executed in the second half of 2010.

The median sale price dipped 18 percent to $33,200 per unit in 2010. Buyers acquired newer, smaller properties as distressed sales put downward pressure on values. Average cap rates climbed 70 basis points to the low-8 percent range over the past 12 months. Currently, top-tier properties change hands at first-year yields in the low-7 percent range.

The outlook is for low interest rates to continue to fuel sales of stabilized assets. It is anticipated that cap rates will continue to fall as transaction velocity increases.

Capital Markets	The yield on the 10-year U.S. Treasury held in the mid-2 percent range through October 2010 due to concerns regarding the durability of economic recovery. The yield last peaked at 4 percent in early April 2010.

Despite significant losses and ongoing troubles associated with Fannie Mae and Freddie Mac’s residential mortgage portfolios, their multifamily holdings continue to outperform, with delinquency rates holding well below 1 percent. The GSEs and commercial banks remain the dominant sources of financing for apartments, but life insurance companies have begun to compete more intensely for attractive deals that meet their criteria.

Loan-to-values (LTVs) among portfolio lenders range from 55 percent to 75 percent depending on asset quality and location, as well as the strength of the borrower. For best-of-class deals financed by agency lenders, LTVs can push closer to 80 percent. Lenders generally require debt-service coverage ratios of 1.25x to 1.30x, well above pre-crisis levels but relatively close to historical norms.
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All-in mortgage rates offered by portfolio lenders on smaller seven-year loans range from 4.80 percent to 5.75 percent, while agency loans typically price 55 basis points to 100 basis points lower, depending on the deal. Larger seven-year loans of $5 million or more price between 4.5 percent and 5.5 percent among portfolio lenders and 4.0 percent to 4.5 percent for the agencies.

Submarket Overview	Nissan plans to hire 1,300 workers for its Leaf assembly plant in Smyrna over the next several months. Apartment operations in the Murfreesboro/Smyrna submarket will continue to improve as a result, and vacancy could dip to the lowest rate in the metro.

Although Brentwood/Williamson County registered the only annual climb in vacancy in the metro over the past year, conditions tightened in recent quarters. Vacancy was 9.9 percent in the first quarter of 2001 and has since retreated 200 basis points.

Owners in the Airport/Briley Parkway submarket immediately pulled back on concessions when vacancy began to fall. Over the last 12 months, leasing incentives dropped by nearly a week to 18 days of free rent, one of the lowest levels in the Nashville market.

The subject property is located proximate to the Belle Meade/West Nashville submarket. This area reported a YE 2010 vacancy rate of 6.7% which is a decline of 130 basis points over the prior year. Effective rental rates currently average $797 per month, or slightly lower than the prior year.
SUMMARY OF SUBMARKET PERFORMANCE

	4th Qtr. 2010	Y-O-Y Basis	4th Qtr. 2010	Y-O-Y
Submarket	Vacancy	Point Change	Eff. Rent/Unit	% Change

Downtown/West End/Green Hills	5.6%	-120	$1,015	-2.9%
Murfreesboro/Smyrna	5.9%	-260	$650	1.4%
Belle Meade/West Nashville	6.7%	-130	$797	-0.9%
Hickory Hollow	6.7%	-140	$607	1.0%
Murfreesboro Pike/Antioch	7.5%	-330	$644	2.5%
Brentwood/Williamson County	7.9%	60	$940	6.7%
Donelson/Hermitage/Wilson County	7.9%	-220	$695	1.5%
Madison/Rivergate/Hendersonville	8.4%	-90	$671	2.9%
Airport/Briley Parkway	10.4%	-310	$590	3.7%
Averages	7.4%	-171	$734	1.8%

Source: Marcus & Millichap, Nashville Apartment Market Report, 4th Quarter 2010.

Conclusion	The Nashville region appears to be recovering from the recent downturn in economic conditions which have dominated over the past several years. Vacancy and effective rental rates appear to be improving. Owners indicate concessions are tapering off and leasing velocity appears to be improving. The subject property is located within a submarket that has outperformed the regional averages with respect to vacancy and effective rental rates. The prospect for continued improvements in the operating performances of area apartment properties is considered good.
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MARKET RENT ANALYSIS

Subject Property Leasing	A March 2010 Rent Roll was provided for the subject. The asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid.
SUBJECT CURRENT ASKING RENT SUMMARY

Type	Mix	Size (SF)	Total Area	Asking Rent	Rent/SF	Total Rent

2Bedroom/2Bath	56	1,375	77,000	$794	$0.577	$44,464
2Bedroom/2.5Bath	21	1,280	26,880	$756	$0.591	$15,876
2Bedroom/3Bath	24	1,580	37,920	$912	$0.577	$21,888
3Bedroom/2Bath	24	1,550	37,200	$895	$0.577	$21,480
3Bedroom/2.5Bath	12	1,550	18,600	$909	$0.586	$10,908
3Bedroom/3Bath	13	1,980	25,740	$1,012	$0.511	$13,156

Totals/Average	150	1,489	223,340	$852	$0.572	$127,772

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area. Due to the large size of the submarket, we included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the immediate area.

The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.
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COMPARABLE RENTAL MAP
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SUBJECT PROPERTY	Post Ridge
595 Hicks Road
Nashville, Tennessee

Units	150

Year Built / Renovated	1973

Occupancy	92%

Amenities	Community amenities include swimming pool, playground, grilling area, and clubhouse.

Concessions	Point pricing adjusts rates daily. No concessions.
RENTAL DATA

Type	Mix	Size (SF)	Total Area	Rent	Rent/SF	Total Rent

2Bedroom/2Bath	56	1,375	77,000	$794	$0.577	$44,464
2Bedroom/2.5Bath	21	1,280	26,880	$756	$0.591	$15,876
2Bedroom/3Bath	24	1,580	37,920	$912	$0.577	$21,888
3Bedroom/2Bath	24	1,550	37,200	$895	$0.577	$21,480
3Bedroom/2.5Bath	12	1,550	18,600	$909	$0.586	$10,908
3Bedroom/3Bath	13	1,980	25,740	$1,012	$0.511	$13,156

Totals/Average	150	1,489	223,340	$852	$0.572	$127,772
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COMPARABLE RENTAL 1	Legacy Hill
501 Shadowood Drive
Nashville, TN

Units	206

Year Built / Renovated	1977

Occupancy	95%

Amenities	Electric kitchen appliances, patio/balcony, ceiling fans, and wash/dryer connections. Complex amenities include gated access, outdoor pools with surrounding patio/deck area, on-site laundry, internet access, tennis court and clubhouse.

Concessions	One month free on select units.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1Bedroom/1Bath	58	7,61	44,138	$749	$0.98	$43,442
2Bedroom/1.5Bath	58	1,030	59,740	$764	$0.74	$44,312
2Bedroom/2Bath	50	1,031	51,550	$799	$0.77	$39,950
3Bedroom/2.5Bath	40	1,269	50,760	$930	$0.73	$37,200

Total/Avg.	206	1,001	206,188	$801	$0.80	$164,904

Comments	Property is located approximately two miles east of the subject.
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Nashville, Tennessee	Page 29

COMPARABLE RENTAL 2	Iroquois
111 Old Hickory Boulevard
Nashville, TN

Units	379

Year Built / Renovated	1972

Occupancy	90%

Amenities	Washer/dryer connections, electric kitchen appliances, ceiling fans, large closets, patio/balcony, vaulted ceilings, and mini-blinds. Complex amenities include clubhouse, tennis court, fitness center, pool, and on-site management.

Concessions	1-1/2 month free on select units.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1Bedroom/1.5Bath	79	820	64,780	$610	$0.74	$48,190
2Bedroom/2Bath	80	1,135	90,800	$740	$0.65	$59,200
2Bedroom/2Bath	80	1,346	107,680	$795	$0.59	$63,600
3Bedroom/2.5Bath	70	1,600	112,000	$940	$0.59	$65,800
3Bedroom/2.5Bath	70	1,800	126,000	$1,075	$0.60	$75,250

Total/Avg.	379	1,323	501,260	$823	$0.62	$312,040

Comments	Property is located about one mile southeast of the subject.
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Post Ridge Apartments	March 21, 2011
Nashville, Tennessee	Page 30

COMPARABLE RENTAL 3	Bellevue Heights
1000 Amberwood Circle
Nashville, Tennessee

Units	225

Year Built	1986

Occupancy	89%

Amenities	Electric kitchen appliances, wash/dryer connections, large closets, patio/balcony, ceiling fans, vaulted ceilings, fireplaces, and mini-blinds. Complex amenities include outdoor pools with patio/deck area, fitness center, tennis courts, picnic area with bbq grills, playground, pet area, and clubhouse.

Concessions	None
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1Bedroom/1Bath	25	800	20,000	$620	$0.78	$15,500
1 Bedroom/1.5Bath	35	900	31,500	$685	$0.76	$23,975
2Bedroom/2.5Bath	35	1,100	38,500	$750	$0.68	$26,250
2Bedroom/2Bath	35	1,200	42,000	$800	$0.67	$28,000
2Bedroom/2.5Bath	35	1,350	47,250	$850	$0.63	$29,750
3Bedroom/2Bath	30	1,500	45,000	$975	$0.65	$29,250
3Bedroom/3Bath	30	2,000	60,000	$1,075	$0.54	$32,250

Total/Avg.	225	1,263	284,250	$822	$0.65	$184,975

Comments	Property is located less than one mile east of the subject property.
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Post Ridge Apartments	March 21, 2011
Nashville, Tennessee	Page 31

COMPARABLE RENTAL 4	Mission Bellevue Ridge
100 Belle Valley Drive
Nashville, TN

Units	260

Year Built / Renovated	1985

Occupancy	95%

Amenities	Washer/dryer connections, electric kitchen appliances, ceiling fans, wood burning fireplaces, large closets, patio/balcony, and mini-blinds. Complex amenities include gated access, clubhouse, fitness center, two outdoor pools, picnic and grill areas, pet park, and car care area.

Concessions	None
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1Bedroom/1Bath	70	800	56,000	$612	$0.77	$42,840
2Bedroom/2Bath	50	1,097	54,850	$791	$0.72	$39,550
2Bedroom/2Bath	50	1,163	58,150	$677	$0.58	$33,850
3Bedroom/2Bath	45	1,423	64,035	$987	$0.69	$44,415
3Bedroom/2.5Bath	45	1,561	70,245	$977	$0.63	$43,965

Total/Avg.	260	1,166	303,280	$787	$0.67	$204,620

Comments	Property is located approximately one-half mile east of the subject.
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Post Ridge Apartments	March 21, 2011
Nashville, Tennessee	Page 32

COMPARABLE RENTAL 5	Creekwood
7439 Highway 70S
Nashville, TN

Units	160

Year Built / Renovated	1971

Occupancy	93%

Amenities	Washer/dryer connections, electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, gas fireplaces, and mini-blinds. Complex amenities include clubhouse, fitness center, business center, indoor and outdoor swimming pool, tennis courts, sand volleyball, grilling and picnic areas, access gates, car care facility, and laundry facilities.

Concessions	None reported
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1Bedoom/1Bath	18	744	13,392	$655	$0.88	$11,790
1Bedroom/1Bath	18	807	14,526	$730	$0.90	$13,140
2Bedroom/1.5Bath	18	1,064	19,152	$725	$0.68	$13,050
2Bedroom/1.5Bath	18	1,330	23,940	$825	$0.62	$14,850
2Bedroom/2Bath	18	1,092	19,656	$840	$0.77	$15,120
2Bedroom/2Bath	20	1,150	23,000	$740	$0.64	$14,800
2Bedroom/2Bath	20	1,203	24,060	$860	$0.71	$17,200
3Bedroom/2Bath	15	1,318	19,770	$965	$0.73	$14,475
3Bedroom/2.5Bath	15	1,620	24,300	$980	$0.60	$14,700

Total/Avg.	160	1,136	181,796	$807	$0.71	$129,125

Comments	Property is located approximately 1/2 mile south of the subject.
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Post Ridge Apartments	March 21, 2011
Nashville, Tennessee	Page 33

ANALYSIS	The comparable rental properties are all in the general vicinity of the subject property. The selected comparable properties were built between 1971 and 1986. The rental rates illustrated by the comparable properties provide an indication as to the appropriate market rent for the subject property.

Two Bedroom Units	The subject property offers three (3) two bedroom floor plans that range in size from 1,280 to 1,580 square feet. The quoted average rental rates for the floor plans range from $756 to $912 per month, or $0.58 to $0.59 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.
ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,280	$756	$0.59	Subject
Subject	1,375	$794	$0.58	Subject
Subject	1,580	$912	$0.58	Subject

Legacy Hill	1,030	$764	$0.74	Similar
	1,031	$799	$0.77	Similar
Iroquois	1,135	$740	$0.65	Similar
	1,346	$795	$0.59	Similar
Bellevue Heights	1,100	$750	$0.68	Superior
	1,200	$800	$0.67	Superior
	1,350	$850	$0.63	Superior
Mission Bellevue Ridge	1,097	$791	$0.72	Superior
	1,163	$677	$0.58	Superior
Creekwood	1,064	$725	$0.68	Similar
	1,330	$825	$0.62	Similar
	1,092	$840	$0.77	Similar
	1,150	$740	$0.64	Similar
	1,203	$860	$0.71	Similar

Subject Range	1,280 - 1,580	$756 - $912	$0.58 - $0.59
Comparable Range	1,030 - 1,350	$677 - $860	$0.58 - $0.77

The rents for comparable two bedroom floor plans range from $677 to $860 per unit per month or $0.58 to $0.77 per square foot. The subject property is most similar in age, condition, appeal, and amenities to the Legacy Hill, Iroquois, and Creekwood comparables and a rental rate aligned with these comparables would be reasonable. The subject is considered to be inferior to the Bellevue Heights and Mission Bellevue Ridge properties and a rental rate aligned below these comparables would be expected.

With respect to unit size, the subject two bedrooms are most similar to select units within the Iroquois and Creekwood comparables (1,346 and 1,330 SF floor plans). These units have quoted rents of $795 to $825 per month, or $0.59 to $0.62 per square foot. Adjusting for the slightly larger size of the comparable units, the slightly lower rental rate of the subject two-bedroom floor plans appears to be market oriented. Review of market data indicates that the subject’s quoted rent structure is market oriented.

Three-Bedroom Units	The subject offers three (3) three-bedroom floor plans that range in size from 1,550 to 1,980 square feet. The average rents for these units range from $895 to $1,012 per unit per month or $0.51 to $0.59 per square foot. The comparable three-bedroom units range in size from 1,269 to 2,000
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Nashville, Tennessee	Page 34

square feet and have monthly asking rents ranging from $930 to $1,075 or $0.54 to $0.73 per square foot.
TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,550	$895	$0.58	Subject
Subject	1,550	$909	$0.59	Subject
Subject	1,980	$1,012	$0.51	Subject

Legacy Hill	1,269	$930	$0.73	Similar
Iroquois	1,600	$940	$0.59	Similar
	1,800	$1,075	$0.60	Similar
Bellevue Heights	1,500	$975	$0.65	Superior
	2,000	$1,075	$0.54	Superior
Mission Bellevue Ridge	1,423	$987	$0.69	Superior
	1,561	$977	$0.63	Superior
Creekwood	1,318	$965	$0.73	Similar
	1,620	$980	$0.60	Similar

Subject Range	1,550 - 1,980	$895 - $1,012	$0.51 - $0.59
Comparable Range	1,269 - 2,000	$930 - $1,075	$0.54 - $0.73

As indicated, the subject’s quoted rent structure is appropriately aligned within the range of rents commanded by the most comparable product in the market. Again, Bellevue Heights and Mission Bellevue Ridge skews the range as these newer properties command the highest rents. After adjusting for variances in unit size and physical attributes, the subject’s quoted rent structure is deemed market oriented and processed for valuation purposes.

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size (SF)	Total Area	Average Rent	Rent/SF	Total Rent

2Bedroom/2Bath	56	1,375	77,000	$794	$0.577	$44,464
2Bedroom/2.5Bath	21	1,280	26,880	$756	$0.591	$15,876
2Bedroom/3Bath	24	1,580	37,920	$912	$0.577	$21,888
3Bedroom/2Bath	24	1,550	37,200	$895	$0.577	$21,480
3Bedroom/2.5Bath	12	1,550	18,600	$909	$0.586	$10,908
3Bedroom/3Bath	13	1,980	25,740	$1,012	$0.511	$13,156

Totals/Average	150	1,489	223,340	$852	$0.572	$127,772
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Nashville, Tennessee	Page 35
HIGHEST AND BEST USE

Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS VACANT

Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The subject site’s size and shape would allow for most uses. Surrounding land uses include single family and undeveloped open space. All utilities are available or currently service the site. The physical characteristics of the site would reasonably accommodate any homogeneous and permitted use. The sloping characteristics of the site would greatly influence the size and physical layout of any potential development.

Legally Permissible	The subject property is currently zoned for medium density residential uses. We are unaware of any adverse easements, restrictions or other agreements affecting permitted uses of the subject site. Given prevailing land use patterns in the area, current zoning and land use designations and recognizing the principle of conformity, some form of multifamily residential development reflecting permitted density is most likely.

Financially Feasible	In light of the recent downturn economic conditions, all types of properties have experienced decreasing occupancy and rent levels over the past couple of years. Although economic conditions have begun to improve in recent months, the existing supply of commercial properties and apartment units in the area appears to be sufficient to satisfy the existing level of demand. Given current market conditions, the financial feasibility for large-scale development is questionable at this time.

Maximally Productive	Given the above discussion, a holding period of the site as vacant is indicated until market conditions improve to the point financial feasibility is
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Nashville, Tennessee	Page 36

evident. The maximally productive use of the site is future development of a multifamily project to the maximum allowed density.

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for residential development consistent with surrounding land uses when economic conditions clearly justify development.

HIGHEST AND BEST USE AS IMPROVED

Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is currently improved with a garden-style apartment complex. The complex, built in 1973, is in average condition and is 92% occupied. The improvements are functional, and have been adequately maintained with on-going repairs and/or renovations programs occurring when needed.

Legally Permissible	The subject property is reportedly an allowed and conforming use of the site.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and market occupancy. Accordingly, the subject improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land. There is no alternative use that would currently justify the removal or alteration of the existing improvements.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued multifamily residential use.
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Post Ridge Apartments	March 21, 2011
Nashville, Tennessee	Page 37
VALUATION PROCESS

Introduction	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

COST APPROACH	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit — the reward for undertaking the risk of construction — remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

INCOME APPROACH	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

SALES COMPARISON	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this
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Nashville, Tennessee	Page 38

approach represents the probable price at which the subject property would be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. The volume of sales activity has recently accelerated in response to recent improvements realized in economic conditions. Our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

RECONCILIATION	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.
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Post Ridge Apartments	March 21, 2011
Nashville, Tennessee	Page 39
INCOME CAPITALIZATION APPROACH

VALUATION	We have employed the Direct Capitalization method to estimate a value for the subject property. Direct Capitalization is defined as “a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:
1.	Calculate potential gross income from all sources that a competent owner could legally generate.

2.	Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3.	Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4.	Develop an appropriate overall capitalization rate to apply to the net operating income.

5.	Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS
Potential Gross Income	The potential gross income from apartment unit rentals is calculated at $127,772 per month or $1,533,264 for the appraised year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts partially for concessions that are offered in the form of reduced rent.

The operating statements under review indicate an historical loss (gain) to lease ranging from of a loss of approximately 7.3% in 2008 to 3.6% in 2010 of the gross rent potential. Review of the current rent roll indicates that current rents in place are 3.5% below the market rents estimated above. As existing leases roll they are assumed to renew at market rent levels and become more in line with the market rent structure. In consideration of the preceding explanation, a 1.5% loss to lease allowance is factored into the valuation pro forma.

Vacancy/Credit Loss	The subject has been able to maintain its fair share of market occupancy however market fundamentals have weakened over the recent past. The subject was 92% occupied on the date of inspection. Over the training 12-month period (through January 2011) the average economic occupancy equates to 97.5% or an economic vacancy of 7.5%. The subject’s current vacancy of 8.0% is slightly higher than the Belle Meade/West Nashville
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Nashville, Tennessee	Page 4

submarket vacancy rate of 6.7% and the Nashville average vacancy of 7.4%. The subject’s current 92% level of occupancy is aligned with the average of the range of occupancy levels reported by competitors in the immediate area. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.
OVERVIEW OF COMPETITIVE OCCUPANCY LEVELS

Name	YOC	Total Units	Occupancy

Legacy Hill	1977	206	95%
Iroquois	1972	379	90%
Bellevue Heights	1986	225	89%
Mission Bellevue Ridge	1985	260	95%
Creekwood	1971	160	93%

Averages	1978	246	92%

From 2008 through 2010 the combined vacancy/collection loss allowance at the subject property has trended downward from 6.2% in 2008 to 4.6% for 2010. Over the trailing 12-month period, the bad bedt expense equates to 2.3%. The 2011 budget estimates a vacancy and collection loss allowance of 4.7%.

Based on the current condition of the property and occupancy levels illustrated by competing properties in the influencing area, a vacancy allowance of 5.0% is estimated. Collection losses are anticipated to be minimal and no additional allowance is processed in the valuation pro forma. A combined vacancy and collection loss factor of 5.0% is forecasted in the valuation pro forma.

Administrative Units And Other	This category includes the expense allocated to providing employee housing discounts. This expense has fallen within a tight range from $65 to $68 per unit between 2008 and 2010. In our analysis we have estimated an allowance of $65 per unit or $9,750.

Concessions	Although concessions within the subject’s influencing area are available, the concessions are generally focused on specific units for limited periods of time. Within the market we have noted a trend of declining rent concessions. Three of the five rent comparables surveyed offer some form of rent concession.

At the subject property, concessions amounted to 1.2% of the gross rent potential in 2008, increasing to 3.0% in 2009 and 3.2% in 2010. It is noted from the trailing 12 operating statement (as of January 2011) that the concession allowance equates to 3.2% of gross rent potential, and 3.4% for the most recent quarter; indicating a flat concession level. As market fundamentals continue to improve, concessions will likely continue to abate. Based on the most recent indicators, a concession allowance of 2.5% of the gross rent potential is processed.

Utility Reimbursements	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including gas, water, sewer and trash collection. Utility income has increased from
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Nashville, Tennessee	Page 41

$498 per unit in 2008 to $799 in 2010. The 2011 budget estimates a utility recovery income of $117,488, or $783 per unit. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $117,750 or $785 per unit. This amount represents a recovery of 72% of the total utility expenses estimated for the subject property, a recovery amount which is consistent with the historical trend for the subject property.

Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have ranged from $326 to $436 per unit or 3.1% to 4.2% of the gross potential income over the past few years. The 2011 budget forecasts an amount equates to $495 per unit, or 4.9% of gross potential income. Other income is projected at $400 per unit or 3.9% for the appraised fiscal year based on historical collections.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for Year End 2008 through Year End 2010 as well as budget for 2011. Expenses for similar apartment properties in the Southeastern United States were also reviewed and considered. The subject’s operating statements under review have been reconstructed and summarized in the following chart.
RECONSTRUCTED OPERATING STATEMENTS — POST RIDGE

	Year End 2008		Year End 2009		Year End 2010		2011 Budget
	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit

INCOME:
Gross Potential Rent	$1,707,779	$11,385	$1,562,933	$10,420	$1,572,610	$10,484	$1,515,362	$10,102
Loss to Lease	$(124,328)	$(829)	$0	$0	$(55,989)	$(373)	$0	$0
Vacancy/Collection Loss	$(105,987)	$(707)	$(93,376)	$(623)	$(71,607)	$(477)	$(71,250)	$(475)

Administrative Units & Other	$(10,243)	$(68)	$(9,678)	$(65)	$(9,828)	$(66)	$0	$0
Concessions	$(21,172)	$(141)	$(46,514)	$(310)	$(49,800)	$(332)	$0	$0
Utility Recovery	$74,682	$498	$84,925	$566	$119,843	$799	$117,488	$783
Other Income	$58,479	$390	$65,467	$436	$48,947	$326	$74,255	$495

Effective Gross Income	$1,579,210	$10,528	$1,563,757	$10,425	$1,554,176	$10,361	$1,635,855	$10,906

EXPENSES:
Payroll and Benefits	$235,006	$1,567	$240,075	$1,601	$195,841	$1,306	$203,403	$1,356
Repairs/Main. & Contract Services	$92,995	$620	$106,459	$710	$101,809	$679	$95,558	$637
Environmental Costs	$213,348	$1,422	$400,541	$2,670	$336,781	$2,245	$60,000	$400
Administration	$57,482	$383	$55,628	$371	$56,121	$374	$65,650	$438
Management Fees	$77,204	$515	$76,361	$509	$76,674	$511	$81,793	$545
Utilities	$166,725	$1,112	$97,551	$650	$160,936	$1,073	$163,896	$1,093
Turnover Expenses	$29,471	$196	$24,262	$162	$23,346	$156	$23,574	$157
Insurance	$38,538	$257	$67,359	$449	$58,773	$392	$52,752	$352
Real Estate Taxes	$109,080	$727	$100,282	$669	$88,288	$589	$89,171	$594
Marketing/Leasing	$43,879	$293	$39,472	$263	$40,024	$267	$28,269	$188
Reserves	$0	$0	$0	$0	$0	$0	$0	$0

TOtal Expenses	$1,063,728	$7,092	$1,207,990	$8,053	$1,138,593	$7,591	$864,066	$5,760

Net Operating Income	$515,482	$3,437	$355,767	$2,372	$415,583	$2,771	$771,789	$5,145

Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.
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Nashville, Tennessee	Page 42

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense at the subject property has ranged from $1,306 to $1,601 per unit over the past few years. The 2011 budget projects a payroll expense of $203,403, or $1,356 per unit. Based on the subject’s historical expenditures and market data, a salary and benefits expense of $202,500, or $1,350 per unit, is forecast for the appraised fiscal year.

Repairs/Maintenance & Contract Services	This expense line item includes charges for general maintenance and repairs, alarm monitoring and protection services, and landscaping. The property is recently renovated and no noticeable items of deferred maintenance observed during the walk-thru. The average expense level appears reasonable based on historical figures.

The maintenance and repair expense at the subject property has ranged from $620 to $710 per unit over the past few years and the 2011 budget forecasts an amount equates to $637 per unit, continuing a downward trend from the 2009 peak expenditure. The repair/maintenance expense is estimated at $97,500, or $650 per unit. We include a separate Reserves category in the projection.

Environmental Costs	This category covers the expenses associated with the known asbestos contamination issues at the subject property and the associated costs of professional mitigation and monitoring when repairs and maintenance is required. Over the past several years the annual expense has ranged from $1,422 to $2,670 per unit. The 2011 budget estimates an expense of $60,000, or $400 per unit. The expense is largely unknown and is dependent on the amount of repairs and replacement to building components is required. In our analysis, we have processed the budgeted amount of $60,000, or $400 per unit.

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. It also includes typical professional fees associated with ownership (accounting, legal, and consulting), as well as personal/business property taxes. The administrative expenses at the subject property have ranged from $371 to $383 per unit. The 2011 budget estimates an expense of $65,650, or $438 per unit. An amount of $375 per unit, or $56,20 is processed for the appraised fiscal year.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0% and 5.0% of collections. In consideration of the market standards and competitive nature of third-party management contracts at this time, tempered against the small size of the subject property, we have processed a market-oriented management fee of 3.5% of the effective gross income.

Utilities	This expense line item includes charges for common area and vacant unit electricity, water/sewer and trash collection. Utility charges or tenant
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reimbursements were accounted for in the revenue analysis. The utility expenses at the subject property have ranged from $650 to $1,112 per unit between 2008 and 2010. The 2011 budget forecasts a utility expense of $163,896, or $1,093 per unit. An amount of $1,095 per unit is projected and equates to $164,250 for the appraised fiscal year.

Turnover Expenses	This category covers the expenses associated with make-ready work on vacated apartments including paint, carpet, housekeeping, and other repair and maintenance. The turnover expense at the subject property has trended downward from $196 per unit in 2008 to $156 in 2010. The 2011 budget estimates an expense of $23,574, or $157 per unit. Turnover expenses are estimated at $24,000 or $160 per unit the appraised fiscal year.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The historical insurance expenses at the subject property range from $257 to $449 per unit. The 2011 budget amount equates to $352 per unit. Insurance expenses are projected at $350 per unit or $52,500.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $97,100

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing charges at the subject property have trended downward from $293 per unit in 2008 to $267 in 2010. The 2011 budget projects an expense of $28,269, or $188 per unit. Based on historical expenditures and market data, marketing expenses are projected at $200 per unit, or $30,000.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $350 per unit. In order to remain competitive, a reserve allowance of $300 per unit is forecast. This amounts to $45,000.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $883,804, or $8,892 per unit. The indicated operating expense ratio is 56.5% when including reserves and 53.6% without reserves. Because of the extraordinary environment expenses at the subject property, the subject’s operating expense ratio is higher than reported on similar properties in the region. However adjusting for the environmental expenses, the expense ratio is more closely aligned with the range reported by the IREM expense survey, our review of actual operating statistics for
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similar properties in the metro Nashville area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
VALUATION PRO FORMA

	Total	Per Unit	Percent

INCOME:			% GPI

Gross Potential Rent	$1,533,264	$10,222	100.0%
Loss to Lease	$(22,999)	$(153)	-1.5%
Vacancy/Collection Loss	$(76,663)	$(511)	-5.0%
Administrative Units & Other	$(10,050)	$(67)	-0.7%
Concessions	$(38,332)	$(256)	-2.5%
Utility Recovery	$117,750	$785	7.7%
Other Income	$60,000	$400	3.9%

Effective Gross Income	$1,562,970	$10,420	101.9%

EXPENSES:			% of EGI

Payroll and Benefits	$202,500	$1,350	13.0%
Repairs, Maintenance & Contract Services	$97,500	$650	6.3%
Environmental Costs	$60,000	$400	3.8%
Administration	$56,250	$375	3.6%
Management Fees	$54,704	$365	3.5%
Utilities	$164,250	$1,095	10.6%
Turnover Expenses	$24,000	$160	1.5%
Insurance	$52,500	$350	3.4%
Real Estate Taxes	$97,100	$647	6.2%
Marketing/Leasing	$30,000	$200	1.9%
Reserves	$45,000	$300	2.9%

Total Expenses	$883,804	$5,892	56.5%

Net Operating Income	$679,166	$4,528	43.5%

CAPITALIZATION RATE ANALYSIS
Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	Recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 7.0% to .4% with an average and median of 7.8% and 8.2%, respectively. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Sale No	1	2	4	4	5
Property Name	Franklin Oaks	Enon Springs	Parkwood Villas	The Overlook	Turtle Creek
Date of Sale	5/29/2009	6/25/2009	3/26/2010	5/3/2010	5/6/2010
Year Built	1987	1974	1975	1997	1976
Cap Rate	7.3%	8.3%	8.2%	7.0%	8.4%

The sales transactions are relatively recent and the capitalization rates produced by the last two sales are indicative of the most current market conditions; however, these sales occurred in the first half of 2010 and rates have declined since then. The sale properties are all garden-style apartments like the subject property and situated in similar alternative locations in the
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metropolitan Nashville area. The sale properties were built between 1974 and 1997. The subject property was constructed in the early 1970’s and is in average condition.

Capitalization rates in the local and national markets have trended downward over the past few quarters. Based on the indicators exhibited by the most recent transactions and considering the downward trend realized in capitalization rates over the past few quarters and subsequent to the dates the comparable transactions occurred, a rate aligned with the low end of the comparable range of rates of approximately 7.0% to 7.5% would be considered reasonable for the subject property.

Investor Surveys	According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 4th Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	5.50% - 14.00%	Range
	8.91%%	Average
Overall Capitalization Rate	4.25% - 10.00%	Range
	6.51%	Average
Terminal Capitalization Rate	5.00% - 9.75%	Range
	7.03%	Average

Source: Korpacz Real Estate Investor Survey, 4th Quarter 2010

As indicated below, overall rates began to increase beginning Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. The first and second quarters of 2010 saw a moderate decline in overall capitalizations rates with more pronounced declines in the third and fourth quarters. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008, stabilize in late 2009/early 2010 and improve thereafter. The recent upturn in apartment market fundamentals and investor confidence has resulted in a growing number of transactions and reduction in overall capitalization rates within the past few quarters.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Source: Korpacz Real Estate Investor Survey
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The 2011 National Apartment Market Report, prepared by Marcus & Millichap Real Estate Investment Services indicates that the extension of quantitative easing by the Fed will help restrain interest rates in the near term, holding the 10-year Treasury yield in the 3.4 percent to 4.0 percent range through most of 2011. Capitalization rates will decline in 2011 after slipping 20 basis points in 2010 to 7.2 percent, led by recompression of the most sought-after deals. Since peaking in 2009, capitalization rates for top-quality properties have fallen by as much as 100 basis points. Additional support for prices derives from historically light construction and demographic shifts that favor rental housing.

Conclusion of OAR	The subject is a recently renovated, good quality apartment complex situated in an established residential neighborhood with good access. The property is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that are large than market averages and has amenity package that is typical of the properties in the competitive market. The subject was 92% occupied as of February 17, 2011 according to the submitted rent roll. Although the subject property maintains a good location, consideration is given to the age of the project in comparison to the age of competitive properties.

An OAR ranging from approximately 7.0% to 7.5% was suggested from a review of actual sales data from the local market. The Korpacz investor surveys indicate that the average rate for garden apartments in the national market is approximately 6.5%, and the subject property would be expected to be aligned above the average. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a capitalization rate of 7.25% is concluded.

VALUE BY DIRECT CAPITALIZATION
Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion. The net operating income is estimated at $679,166 for the appraised fiscal year.

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus market value is calculated as follows:

Net Operating Income		OAR		Indicated Value

$679,166	÷	7.25%	=	$9,367,807

Rounded				$9,400,000

Conclusion	The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of February 17, 2011, is rounded to:
NINE MILLION FOUR HUNDRED THOUSAND DOLLARS
($9,400,000)
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SALES COMPARISON APPROACH

VALUATION METHODOLOGY
The basic steps in processing the sales comparison approach are outlined as follows:
1.	Research the market for recent sales transactions, listings, and offers to purchase or sell properties similar to the subject property.

2.	Select a relevant unit of comparison and develop a comparative analysis.

3.	Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4.	Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES	To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $30,625 to $68,162 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.
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Nashville, Tennessee	Page 48
PRESENTATION OF COMPARABLE SALES DATA

Sale No.	1	2	3	4	5
Project Name	Franklin Oaks	Enon Springs	Parkwood Villas	The Overlook	Turtle Creek
Address	300 N. Royal Oaks	417 Enon Springs Rd	3258 Brick Church Pike	727 Bell Road	121 Hickory Trace Drive
Location	Franklin, TN	Smyrna, TN	Nashville, TN	Nashville, TN	Nashville, TN
Type	Garden	Garden	Garden	Garden	Garden
Buyer	Covenant Capital Group	Dominion Enon Springs LP	Highmark Holdings, LLC	Olympus Property	PAL MF Nashville, LLC
Seller	AIMCO	One Liberty Properties	3258 BCP Associates	G&IIV Hickory Hollow, LP	Green Realty Management
Sale Price	$31,900,000	$5,150,000	$4,900,000	$26,150,000	$11,800,000
Date of Sale	05/29/09	06/25/09	03/26/10	05/03/10	05/06/10
Year Built	1987	1974	1975	1997	1976
No. of Units	468	127	160	452	320
No. of Stories	2.0	2.0	2.0	3.0	2.0
Net Rentable Area (NRA)	372,652	114,043	151,875	420,958	306,090
Average Unit Size (SF)	796	898	949	931	957
Effective Gross Income	$4,556,810	$964,625	$1,167,645	$3,671,100	$2,558,160
Operating Expenses	$2,165,476	$539,750	$768,000	$1,840,600	$1,571,860
Net Operating Income	$2,312,750	$424,875	$399,645	$1,830,500	$986,300
NOI Per Unit	$4,942	$3,345	$2,498	$4,050	$3,082
EGIM	7.0	5.3	4.2	7.1	4.6
OER	48%	56%	66%	50%	61%
Overall Cap. Rate (OAR)	7.25%	8.25%	8.16%	7.00%	8.36%
Price Per Unit	$68,162	$40,551	$30,625	$57,854	$36,875
Price Per SF	$85.60	$45.16	$32.26	$62.12	$38.55
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COMPARABLE SALES MAP
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ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E.

Expenditures Made Immediately After Sale	Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. Sale #5 was a distressed sale which had a high vacancy and deferred maintenance issues that the buyer was to incur. We adjusted the sale price of this comparable for these expenses within the sale price reported for the transaction. No additional adjustment to the sale price for after sale expenditures is warranted. None of the remaining sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between May 2009 and May 2010.

Market conditions began to deteriorate in approximately early- to mid-year 2008 in response to weakness that was becoming pronounced in the regional and national economies. In response to weakness in the overall economy, economic vacancy levels at area apartments increased and the operating performance of many properties deteriorated. Capital became difficult to access, underwriting became much more conservative and investor sales activity diminished greatly which resulted in higher capitalization rates and lower values.

Beginning at approximately mid to late 2009, investor interest and investment sales activity in apartments began to increase and this trend accelerated in 2010. Also, within the last few months economic vacancy levels began to firm and the operating performance of area apartments began to improve. In response to these improvements in market fundamentals, capitalization rates began to contract and overall property values trend upward.
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To account for the improvement in market fundamentals that began approximately 12 months ago and continues to occur, the most dated transactions are adjusted upward for changes in market conditions (time).

Location	The subject property is a suburban location within the desirable Bellevue neighborhood. With the exception of Sale #5, the location of the comparable sales is considered to be generally similar to the subject property location. No adjustment to the sale price paid for these comparables is warranted. Sale #5 is situated in the southeastern sector of Nashville along minor streets. This location is considered inferior to the subject property’s location in the community of Bellevue. We have adjusted the sale price of this comparable upward for inferior locational characteristics.

Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. All of the comparable properties are garden-style apartment complexes like the subject however they are newer construction. As noted, the subject is early 1970s vintage construction. It has been adequately maintained and is in average condition. Appropriate adjustments were made to each of the sale properties to account for their respective age and overall condition at the time of sale in comparison to the subject property.

Average Unit Size	The subject has an average unit size of 1,489 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.

Amenities	The subject offers an amenity package that is typical for a 1970s vintage apartment project. Sale #2, #3 and #5 are 1970s vintage properties and offer similar amenities as the subject property. No adjustment to the sale price paid for these comparables is warranted. Sale #1 and #4 are Class B and A apartment communities offering superior unit and community amenities. We have adjusted the sale price of these comparables downward for superior amenity.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. All of the sales were operating at stabilized occupancy and market rates; no adjustment for economic characteristics is required. Sale 5 had high vacancy at the time of sale however the sale price of this comparable was adjusted to reflect the cost of leas up. No additional adjustment to this transaction is warranted.

Summary of Adjustments	The preceding adjustments are summarized in the chart on the following chart.
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SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5
Name	Franklin Oaks	Enon Springs	Parkwood Villas	The Overlook	Turtle Creek
Address	300 N. Royal Oaks	417 Enon Springs Rd	3258 Brick Church Pike	727 Bell Road	121 Hickory Trace Drive
	Franklin, TN	Smyrna, TN	Nashville, TN	Nashville, TN	Nashville, TN
Sale Date	5/29/2009	6/25/2009	3/26/2010	5/3/2010	5/6/2010

Price per Unit	$68,162	$40,551	$30,625	$57,854	$36,875

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$68,162	$40,551	$30,625	$57,854	$36,875
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$68,162	$40,551	$30,625	$57,854	$36,875
Time	5.0%	5.0%	3.0%	3.0%	3.0%

Time Adjusted Price per Unit	$71,570	$42,579	$31,544	$59,312	$37,981

Location	0%	0%	0%	0%	10%
Physical Characteristics	-25%	0%	0%	-30%	0%
Average Unit Size	35%	30%	25%	25%	25%
Amenities	-5%	0%	0%	-5%	0%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	5%	30%	25%	-15%	35%

Adjusted Price per Unit	$75,149	$55,353	$39,430	$50,415	$51,274
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VALUE CONCLUSION	After analysis and adjustments, a value range of $39,430 to $75,149 per unit is indicated. The mean and median adjusted prices are $54,324 and $51,274.

Consideration is given to the improvement taking place in overall market fundamentals and the recognition that the Sales Comparison Approach is based on trailing market indicators. To account for the improvement in market conditions that is taking place at this time, the most dated transactions were adjusted upward.

Sales #1 and #4, providing a value rang of $50,415 to $75,149 per unit, required the least adjustment. With primary emphasis placed on these two sales tempered against the mean and median indicators exhibited by all the data, a value in the range of approximately $55,000 to $65,000per unit is deemed reasonable. The final value of the property via the Sales Comparison Approach is based on $60,000 per unit as follows.

Number of Units		Price per Unit		Indicated Value

150	x	$60,000	=	$9,000,000

Applying the value concluded above to the Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated OAR (capitalization rate) of 7.5% and EGIM of approximately 5.8. Both of these indicators are well within the range exhibited by the sales transactions (with OARS ranging from 7.0% to 8.4% and EGIMs ranging from 4.2 to 7.1). These indicators suggest that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.

Accordingly, the Market Value of the Fee Simple Interest in the subject property as of February 17, 2011, free and clear of financing, via the Sales Comparison Approach, is rounded to:
NINE MILLION DOLLARS
($9,000,000)
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RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is December 31, 2009. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$9,400,000
Sales Comparison Approach	$9,000,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. As the subject represents a stabilized occupancy, the Direct Capitalization method was employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, this approach was given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Although sales volume is down significantly from historical levels, investor interest and sales activity has recently begun to improve. Our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach, although based no trialing economic indicators, is generally supportive of the value concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of February 17, 2011 is:
NINE MILLION FOUR HUNDRED THOUSAND DOLLARS
($9,400,000)
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Nashville, Tennessee	Addenda
ADDENDA
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ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
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SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
Leasing Office
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SUBJECT PROPERTY PHOTOGRAPHS
Pool Area
Playground
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SUBJECT PROPERTY PHOTOGRAPHS
Living Area
Kitchen
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SUBJECT PROPERTY PHOTOGRAPHS
Parking and Drives
Building Elevation
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FLOOR PLANS
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Amethyst
2 bedroom / 2.5 bath
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Ruby
2 Bedroom / 2 Bath
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Pearl
3 Bedroom / 2 Bath
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IMPROVED SALES PHOTOGRAPHS
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COMPARABLE SALES PHOTOS
Sale No. 1 - Lebanon Pike
Sale No. 2 - Enon Springs
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Sale No. 3 - Parkwood Villas
Sale No. 4 - The Overlook
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COMPARABLE SALES PHOTOS
Sale No. 5 - Turtle Creek
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APPRAISER QUALIFICATIONS
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STEVEN J. GOLDBERG, MAI, CCIM
MANAGING PARTNER
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC

Post Ridge Apartments	March 21, 2011
Nashville, Tennessee	Addenda
ROBERT T. DON
ASSOCIATE
ROBERT T. DON, Senior Appraiser with Cogent Realty Advisors, LLC, has a strong background in real estate valuation, management, marketing, and consulting. He has 15 years of national experience within the real estate industry. As a real estate appraiser, Mr. Don has been engaged to perform valuation studies on a variety of complex commercial properties including mixed use developments, regional malls, marinas, and other special use properties. He has significant valuation experience in most national markets.
Mr. Don has worked as an urban planning consultant and asset and marketing manager since 1977. He was manager of land development projects for several large real estate investment companies in Dallas, Texas. In this capacity, Mr. Don was responsible for the marketing and sale of large planned developments and the management of a diverse real estate portfolio. From 1978 to 1983, Mr. Don worked as a land use manager with the nation’s largest land owner, International Paper Company. In this capacity, he instituted a company-wide program for land use decisions, was a review appraiser, planner, and land manager of timberlands, plants, and facilities. In addition to these responsibilities, he became a specialist in timberland analysis and was the real estate manager for 1.2 million acres in the southeastern United States.
Between 1977 and 1978, Mr. Don worked as an urban planning consultant with Gruen Associates, Inc., a national architectural and engineering firm in New York City. During this time, he was consulting planner on diverse projects including expansion of the Metropolitan Museum of Modern Art; light rail transit planning for Buffalo, New York; HUD new town planning for Flower Mound, Texas; feasibility studies for the reuse of the former Penn Central Railroad properties; and community impacts of industrial facility and military base closing.
Mr. Don received his Bachelor Degree of Urban Planning and Design from the University of Cincinnati in 1997. Since then, he has completed graduate work at the Real Estate Institute of New York University and appraisal course work at the Appraisal Institute. He has lectured extensively at universities throughout the United States and has authored articles on land use planning and real estate subjects. Mr. Don is both a licensed real estate broker and State Certified general appraiser in the State of Texas. Mr. Don is a candidate for his MAI designation with the Appraisal Institute. In addition to extensive real estate course work, he has successfully completed certain requirements towards the MAI designation.
COGENT Realty Advisors, LLC